June 20, 2019

VIA EDGAR
==========
David Manion
Senior Staff Accountant
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Mr. Manion,
On May 22, 2019, you provided comments by telephone to Tanya Cody to the annual report of the Roumell Opportunistic Value Fund, a series of the Trust (the “Fund”). Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Greenberg Traurig LLP to make on behalf of the Trust.
Comment 1. The Fund used written options during the period, and ASC-10-50-1A requires that the Fund say how the options were used. In note 1 to the financial statements, it merely states that the Fund may invest in derivatives in order to manage risk or gain exposure to various other investments or markets but does not state for what purpose they were actually used during the period.
Response. Going forward, the Registrant will include the information requested.
Comment 2. ASC-10-50-1A requires that the Fund indicate the volume of derivatives used. Note 1 to the financial statements says, “…the amounts of realized and changes in unrealized gains and losses on derivative instruments during the year as disclosed below serve as indicators of the volume of derivative activity for the Fund.” Instead of using unrealized gains and losses on derivative instruments as indicators of volume, please instead provide the average volume over the last certain number of quarters or similar.
Response. Going forward, the Registrant will include the information requested.

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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Cody

Tanya L. Cody